UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)   May 2, 2005 (April 27, 2005)

LaBarge, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-05761	73-0574586
(Commission File Number)	(IRS Employer Identification No.)

9900A Clayton Road, St. Louis, Missouri	63124
(Address of Principal Executive Offices)	(Zip Code)

(314) 997-0800

(Registrant's Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

LaBARGE, INC.

FORM 8-K

Item 1.01. Entry Into a Material Definitive Agreement.

At a meeting of the Board of Directors (the "Board") of LaBarge, Inc. (the "Company") on April 27, 2005, the members of the Board approved a one-time compensatory arrangement for the non-employee Board members (the "Grant").

Under the terms of the Grant, non-employee members of the Board have the right to receive $25,000 in cash or in shares of common stock ("Shares") of the Company (the "Award"), such Award to be payable on May 3, 2005. Each non-employee member can elect to receive his Award, in whole or in part, in cash or in Shares, such Shares to be valued based on the closing sales price as reported by the American Stock Exchange on May 3, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LaBarge, Inc.
(Registrant)

May 2, 2005   By: \s\ Donald H. Nonnenkamp
                               Donald H. Nonnenkamp
                               Vice President, Chief Financial Officer
                               and Secretary